Exhibit 6.6

MASTER SERVICES AGREEMENT

This Master Services Agreement (the “Agreement”) is entered into as of January 1, 2020 (the “Effective Date”) between Trojan Horse Media Group, LLC (“Client”) and Issuance, Inc. (“Consultant”). Client and Consultant each may be referred to herein as a “Party” or collectively, the “Parties.”

Statement of Purpose

A. Client desires to retain Consultant to perform “Services” as may be described in one or more statements of work (each, a “Statement of Work” or an “SOW”) agreed to by the Parties from time to time; and

B. Consultant undertakes to provide the Services in accordance with the terms and conditions contained herein.

The Parties hereby agree as follows:

Agreement

1.	Services Provided by Consultant. The Services that are to be provided by Consultant will be described in one or more Statements of Work as may be agreed upon by the Parties from time to time in writing. Each such Statement of Work must be signed by both Client and Consultant prior to Consultant performing any Services for Client in accordance therewith, and each such Statement of Work will be deemed a part of this Agreement and is hereby incorporated by reference as if set forth fully herein. Each Statement of Work shall specify the nature, location, and duration of the Services, and the compensation to be paid by Client for such Services, as well as the manner in which such Statement of Work may be terminated. In the event of any conflict between this Agreement and any Statement of Work, this Agreement shall control unless the parties override a provision of this Agreement by express reference in a Statement of Work.

2.	Independent Contractor Status. It is expressly agreed that Consultant is acting as an independent contractor in performing the Services. No agent or employee of Consultant shall be deemed to be an employee or agent of Client. None of the benefits provided by Client to its employees, including, without limitation, life, disability, health, and/or profit-sharing benefits, if any, shall be available to Consultant or to any agent or employee of Consultant. Consultant will be performing the Services independently of Client and will be solely responsible for determining the manner, means, and timing of the performance of its responsibilities hereunder.

3.	Compensation and Expense Reimbursements. The amount and timing of the compensation to be paid by Client to Consultant (the “Fees”), together with any invoicing requirements, shall be set forth in each Statement of Work.

4.	Term and Termination. This Agreement shall commence on the Effective Date and shall terminate upon the earlier to occur of: (a) the date which is six (6) months following the date on which all work has ceased under any Statement of Work or (b) either Party giving written notice of termination of this Agreement at any time during which no Statement of Work is in effect (either of the foregoing, a “Termination”). The following provisions shall survive any Termination: 2, 3, 4, 5, 6, 7, 9, 11, 12, and 13. Terminations with respect to a particular Statement of Work shall be subject to termination on the terms set forth in each Statement of Work.

5.	Confidentiality. During the course of Consultant performing Services for Client, each Party may be given access to the other Party’s trade secrets and proprietary and confidential information relating to the disclosing Party’s (and/or its affiliates’) business (collectively, “Confidential Information”). Each Party receiving Confidential Information of the other Party agrees to: (i) protect the discloser’s Confidential Information in a reasonable and appropriate manner to the same extent it protects the confidentiality of its own Confidential Information of like kind, but in no event less than a reasonable manner; and (ii) use and reproduce the discloser’s Confidential Information only to perform its obligations and exercise its rights pursuant to the Agreement. Recipient may share the discloser’s Confidential Information with its employees and third parties that assist recipient in its performance of its obligations and the exercise of its rights pursuant to the Agreement and who are subject to non- disclosure obligations no less restrictive than those set forth herein. The obligations set forth in this Section shall not apply to information that is: (a) publicly known; (b) already known to the recipient; (c) disclosed to recipient by a third party who is not, to recipient’s knowledge, under a confidentiality restriction with respect to such Confidential Information; or (d) independently developed by the recipient without reference to any Confidential Information. The disclosure of Confidential Information pursuant to a subpoena or other validly issued administrative or judicial process shall not be a breach of the recipient’s obligations, provided that the recipient shall provide prior notice to the discloser of such disclosure if permitted by law. The terms, conditions and content of this Agreement and any SOW are in all respects confidential. Client agrees to not disclose, directly or indirectly, the terms, conditions or content of this Agreement to any third person or entity other than to (i) Client’s employees, financial or legal advisors who have a need to be informed of the contents hereof and who are advised and agree to abide by the confidentiality provisions in this Agreement or (ii) as required to comply with any applicable law or court order. Each Party acknowledges and agrees that this Section shall survive any Termination for a period of two (2) years.

6.	Intellectual Property

6.1.	Consultant agrees to and hereby assigns to Client all of Consultant’s right, title, and interest (including, without limitation, copyrights, trade secrets and proprietary rights), to any deliverables delivered as part of the Services and paid for in full by Client under this Agreement (collectively, the “IP Deliverables”), except that Consultant will remain the sole owner of any Pre-existing Works incorporated therein. To the extent applicable, the IP Deliverables shall be deemed to be “works made for hire” under the federal copyright laws. Consultant agrees to give Client reasonable assistance to perfect such assignment of such rights, title and interest, at Client’s sole cost and expense.

6.2.	The IP Deliverables may contain pre-existing works of Consultant that are of a non-project-specific nature and are generally applicable to Consultant’s business (collectively, the “Pre-existing Works”), and Consultant retains exclusive ownership rights thereto. To the extent that any Pre-existing Works are integrated into any IP Deliverables, Consultant hereby grants to Client a perpetual, worldwide, non-exclusive, paid-up, limited license to use, copy and modify such Pre-existing Works as integrated into such IP Deliverables for the operation of its business in the ordinary course.

6.3.	The Parties acknowledge and agree that any email addresses or other contact information which is aggregated, compiled, or in any manner obtained by Consultant in connection with Consultant’s services under this Agreement shall at all times constitute IP Deliverables and the sole and exclusive property of the Client, and such email addresses or other contact information may not be used by Consultant for any purpose other than providing services pursuant to a Statement of Work approved by the Client. Notwithstanding, Client agrees to allow Consultant to anonymize Client’s unique non- public Engagement data and store it for use with Consultant’s proprietary data set in perpetuity.

7.	Hiring and Solicitation. During the period that this Agreement remains in effect and for a period of twelve (12) months after Termination, the Parties agree that they will not hire or solicit the other Party’s employees, agents, or subcontractors, either directly or indirectly through the use of third parties, without the prior written consent and approval of the other Party, provided however, that general advertisements and other similar broad forms of solicitation, such as non-directed executive recruiters or placement agencies, shall not constitute direct or indirect solicitation hereunder.

8.	Representations and Warranties.

8.1.	Consultant represents and warrants to Client that no materials used by Consultant (not including materials supplied by or on behalf of Client) will knowingly infringe any third party’s rights.

8.2.	OTHER THAN THE FOREGOING WARRANTY, CONSULTANT MAKES NO WARRANTIES, WHETHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

8.3.	Consultant cannot and does not give any guarantee about the results of any of the Services to be provided, and no target set forth in any SOW or any target size of securities offering or target date or size of completion of any such offering shall be construed as a statement of guarantee. Client acknowledges and agrees that Client is purchasing services and not results, and any failure of an Engagement to reach its goals will not be a basis for any refund or remedy. Further, Client acknowledges and agrees that if Client does not fully fund an Engagement or if Client terminates an Engagement without allowing it to run in full, the Engagement definitely will not yield any positive results.

8.4.	Client acknowledges that Consultant is not a registered broker-dealer under the Securities Exchange Act of 1934, as amended, or any similar state law, that Consultant is not registered as an investment advisor under the Investment Advisers Act of 1940, as amended, or any similar state law, and that Consultant cannot engage in the solicitation of investors or the offer or sale of securities or provide investment advice of any kind. Client acknowledges that Consultant is unable to accept any compensation arrangements that would, in the opinion of Consultant or its legal advisers, result in Consultant’s becoming subject to registration or other qualification under any regulatory regime.

8.5.	Client represents and warrants to Consultant as follows:

8.5.1.	Client is a corporation duly organized, validly existing and active under the laws of the State of its incorporation.

8.5.2.	Client has full corporate power and authority to (i) conduct its business as now conducted and as proposed to be conducted and to own, use, license, and lease its assets and properties and (ii) enter into this Agreement and to consummate the transactions contemplated herein.

8.5.3.	Client and its professional advisors shall be solely responsible for structuring the offering of securities, for the solicitation of prospective investors, and for conducting any negotiations with prospective investors.

8.5.4.	Client shall be solely responsible for compliance with, and shall ensure compliance with, all applicable laws, ordinances, rules and regulations pertaining to its business and any Engagement, including without limitation all applicable securities laws and regulations.

8.5.5.	All statements made by Client in connection with any Engagement or in connection with the offering of any securities, and all Documents provided by Client to Consultant, will in each case be accurate and complete in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading, and any projected and pro forma information relating to Client will represent Client’s best current estimate of such projected or pro forma information, based on current assumptions and circumstances, and Client will disclose to potential investors the assumptions upon which such projected or pro forma information is made. Consultant will not be obligated to verify the accuracy and/or adequacy of any such statements or Documents supplied or disclosed to potential investors. All statements and communications which directly or indirectly describe or reference any securities shall be made by Client and not by Consultant, whose role in such regard is limited to marketing and public relations assistance and guidance.

8.5.5.1.	“Documents” means and includes all information furnished to Consultant by or on behalf of Client, including any private placement, offering circular, or financing memorandum, projected and pro forma information, registration or offering statement, tender offer document, financial information, and proxy statement, any amendments or supplements thereto, various corporate reports or filings and any other materials or documents provided by or on behalf of Client for use in connection with the Engagement.

9.	Acceptance of Services and Deliverables. If Client is dissatisfied with or objects to any service or deliverable under this Agreement, including without limitation for any purported failure to conform to any specifications set forth in any Statement of Work, then Client must notify Consultant of such dissatisfaction or objection, in a detailed writing, within ten business days after performance or receipt of the service or deliverable at issue. If Client does not timely provide any such notice, Client shall be deemed to have forever waived any objection or dispute with respect to the service or deliverable at issue. If Client does timely provide any such notice, Consultant will use commercially reasonable efforts to cure any unsatisfactory elements or alleged defects within ten (10) business days after receipt of the notice. Any attempt by Client to withhold payment because of a disputed service or deliverable without first giving Consultant ten (10) business days to cure the alleged defect will constitute a material breach of this Agreement.

10.	Indemnification

10.1.	Consultant hereby agrees to defend, indemnify, and hold harmless Client and its shareholders, controlling persons, officers, directors, agents, employees, affiliates, successors, and assigns (collectively, the “Client Indemnitees”), from any and all claims, suits, causes of action, losses, liabilities, costs, and expenses (including reasonable attorneys’ fees and costs) (collectively, “Claims”) resulting from or arising out of or related to any breach of Consultant’s representations or warranties under Section 8 of this Agreement.

10.2.	Client hereby agrees to defend, indemnify, and hold harmless Consultant and its shareholders, controlling persons, officers, directors, agents, employees, affiliates, successors, and assigns (collectively, the “Consultant Indemnitees”), from any and all Claims resulting from or arising out of or related to (a) any materials or intellectual property provided by or on behalf of Client to Consultant; (b) the Services, except to the extent that such Claims result from Consultant’s intentional misconduct; (c) any indemnifiable matters as may be set forth in any SOW; or (d) any breach of Client’s covenants, representations, or warranties under this Agreement.

11.	Limitation of Liability. In no event will Consultant be liable to any Client Indemnitee for any consequential, indirect, special, incidental, or punitive damages of any kind, including without limitation, lost profits, loss of data, or frustration of business expectations, arising out of or related to this Agreement or the Services, even if Consultant has been advised of the possibility of such loss or damage. The aggregate liability of Consultant arising out of or related to this Agreement or the Services, including liability pursuant to the indemnification provisions of this Agreement or otherwise, will not exceed the aggregate amount of cash payments actually received by Consultant from Client under this Agreement during the twelve month period preceding the first event giving rise to indemnification or liability, except if such liability is caused by a Consultant Indemnitee’s intentional misconduct.

12.	Miscellaneous

12.1.	Publicity. Client hereby grants Consultant a royalty-free, non-exclusive, worldwide, perpetual, irrevocable, non-assignable (except to a successor-in-interest to Consultant or an affiliate of Consultant), non-sublicensable, right and license to use Client’s name, logo, and trademarks, solely for promotional purposes such as in a portfolio, exhibition, advertising, or promotion of Consultant’s products or services, and to reference Client on Consultant’s Website as a client of Consultant.

12.2.	Non-Disparagement. Client agrees that it shall not disparage or encourage others to disparage Consultant or its business or any of Consultant’s past or present employees, contractors, agents, managers, members, products, or services. For purposes of this Agreement, the term “disparage” includes, without limitation, any public comment or statement, and any comment or statement to Consultant’s employees or to any individual or entity with whom Consultant has a business relationship (including, without limitation, any employee, contractor, agent, member, current or prospective investor, vendor, supplier, customer, or distributor of Consultant) that might adversely affect in any manner: (i) the conduct of Consultant’s business or (ii) the business reputation of Consultant or any of Consultant’s past or present employees, contractors, agents, managers, members, products, or services.

12.3.	Notices. Any notice or communication permitted or required by this Agreement shall be deemed effective when (a) personally delivered or (b) deposited, postage prepaid, return receipt requested, in the first class mail of the United States properly addressed to the appropriate Party at the addresses set forth on the signature page below or (c) upon confirmation of receipt of email to the email address set forth on the signature page below. The addresses below may be changed by giving notice of such change in the manner provided above for giving notice.

12.4.	Amendment. This Agreement and any Statement of Work hereunder may be amended only by a written agreement executed by both Parties.

12.5.	Waiver. No waiver by either party of any default shall be deemed as a waiver of any prior or subsequent default of the same or other provisions of this Agreement.

12.6.	Severability. If any provision hereof is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other provision and such invalid provision shall be deemed to be severed from the Agreement.

12.7.	Counterparts. This Agreement may be executed in one or more counterparts by original or facsimile or PDF signature, and each such counterpart will be deemed an original and will become effective and binding on the Effective Date.

12.8.	Binding on Successors and Permitted Assigns. This Agreement shall be binding and shall inure to the benefit of Client and Consultant and their respective successors and permitted assigns. This Agreement may not be assigned by either Party hereto without the prior written consent of the other Party, to be given in the sole discretion of the Party from whom such consent is being requested. Any attempted assignment of this Agreement made without such consent shall be void and of no effect, at the option of the non-assigning party.

12.9.	Governing Law. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of California, without regard to conflict of law provisions.

12.10.	Jurisdiction and Venue. Each of the Parties irrevocably and unconditionally submit to the exclusive jurisdiction of the state and federal courts located in Los Angeles County, California, as well as to the jurisdiction of all courts from which an appeal may be taken therefrom, for any suit, action, or other proceeding arising out of or with respect to this Agreement or Consultant’s engagement hereunder and each of the Parties hereby irrevocably consents to service of process in any such action or proceeding by certified or registered mail at the address for such party set forth herein. Each of Consultant and Client each on their own behalf and, to the extent permitted by applicable law, on behalf of their stockholders and creditors) waive all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of our engagement. Any and all objections that any Party may have regarding venue in any such court is hereby waived. Each of the Parties hereto also agrees that any final and unappealable judgment resulting from any such suit, action, or other proceeding shall be conclusive and binding on the Parties hereto and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside the United States.

12.11.	Attorneys’ Fees and Costs. Should any dispute arise out of or in connection with this Agreement or the Services, including, but not limited to, a dispute regarding the enforcement of any of its terms, the prevailing Party in such dispute (as determined by a court of competent jurisdiction or arbitrator, as the case may be) shall be entitled to an award of its reasonable attorneys’ fees and other costs incurred in connection with such dispute, in addition to any other relief.

12.12.	Integration. This Agreement (including any Statements of Work that may be agreed upon hereunder) embodies the entire agreement of the Parties hereto respecting the matters within its scope and supersedes any prior or contemporaneous negotiations, correspondence, agreements, proposals or understandings relating to the subject matter hereof. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as set forth herein.

[signatures on following page]

The Parties hereby execute this Agreement as of the Effective Date.

CLIENT:

TROJAN HORSE MEDIA GROUP, LLC

/s/ Todd Goldberg
By: Todd Goldberg
Its: Co-CEO

CONSULTANT:

ISSUANCE, INC.

/s/ Darren Marble
By: Darren Marble
Its: CEO

Statement of Work

This Statement of Work (“SOW”) is entered into pursuant to that certain Master Services Agreement (the “Agreement”) entered into as of January 1, 2020 (the “Effective Date”) between Trojan Horse Media Group, LLC (“Client”) and Issuance, Inc. (“Consultant”). Client and Consultant are hereinafter sometimes collectively referred to as the “Parties”.

Summary Description:

Client’s Going Public is a groundbreaking original series that follows the stories of 5 entrepreneurs on their journey to a NASDAQ IPO. Viewers can participate by investing in any IPO, regardless of their net worth or annual income, and will be liquid upon IPO.

Client is seeking a strategic consulting engagement (the “Engagement”) to help its principals navigate the Reg A+ industry, forge alliances with viable capital markets partners, and raise capital from qualified investors.

Client has shared its preliminary Engagement objectives with Consultant and has invited Consultant to propose this SOW for Consultant to advise on the planning, strategy, and execution of Client’s Engagement.

Client’s objectives for the Engagement (which are set out herein for informational purposes only and not as an indication of outcomes) are as follows:

●	Design a framework for launching the Going Public series using the Reg A+ exemption.
●	Secure strategic introductions to viable Reg A+ industry partners and service providers.
●	Generate interest in Client’s Regulation D investment offer from qualified investors.

Project Scope:

The following activities are included within the scope of the project and will be managed and monitored by Consultant.

Phase 1: Strategic Consulting

●	Provide an overview of the Reg A+ securities exemption including its history, definitions, a review of the Form 1-A filing and qualification process, and disclosure requirements.
●	Review compliance requirements for marketing and advertising Reg A+ offerings; discuss digital marketing strategies paid media, earned media and owned media channels.
●	Discuss Reg A+ challenges and opportunities for issuers, investors, and service providers.
●	Make strategic introductions to Reg A+ industry service providers which may include investment banks, law firms, audit firms, transfer agents, marketing firms and others.
●	Research and gather industry metrics which may be valuable to Client and its partners.
●	Help Client evaluate the pros and cons of digital vs. broadcast distribution for its series.
●	Provide ideas and recommendations on a compliant format for Client’s series.
●	Build a list of target investors for Client’s Reg D offering, including high net worth accredited investors, family offices, venture capital firms and others.
●	Educate Client about the goals, preferences and diligence process of such investors; provide guidance on communicating with investors.
●	Liaise and strategize with Client’s existing partners, including its production, distribution, and primary underwriting (financial sponsor) partners.

Key Assumptions:

1.	Client will manage all communications with investors upon introduction by Consultant or regarding any investment in the Company, with Consultant assisting as requested with marketing and public relations guidance.
2.	Client shall be the party making all statements that promote or describe any securities or the business. Any statements or communications drafted by Consultant must be reviewed by and approved Client prior to distribution, , and Client shall be responsible for the content of and for verifying the accuracy of all statements and communications, and shall be deemed the maker of all statements and communications, regardless of the fact that Consultant may have drafted the same. For the avoidance of doubt, Client shall not be responsible for any materials created by Consultant that were not reviewed and approved by Client.
3.	Client acknowledges that Consultant will only be providing investor-related information, including but not limited to investor names and contact details, for those investors Consultant formally introduces to Client.
4.	Client acknowledges that Consultant is only providing resources outlined below in Project Staffing section. Any additional resources requested required by Client will be procured at Client’s discretion, cost and risk.

The fees for services described in this proposal are based on the current scope. If the scope of work changes, a change order(s) will be issued to account for such price changes.

Project Staffing:

Consultant’s proposed team includes an Executive Consultant as needed. Consultant will identify and attach qualified experts who will provide the Services. The primary roles are described below. All resources will work remotely.

Consultant’s Executive Consultant will be available to assist Client during the Initial Period (defined below), participating in up to eight (8) separate hour-long video conference or phone calls each month, and will respond promptly to phone calls and emails. Consultant’s Executive Consultant will act as Client’s single point of contact during the project and will liaise with Consultant personnel as needed on behalf of Client.

●	Executive Consultant: Responsible for the business success of the project, providing leadership on Engagement planning, execution and overall customer satisfaction. Work directly with Client to manage project risk and focus on realization of Engagement benefits.

Project Schedule:

This SOW will begin on the Effective Date and continue for a minimum of three (3) months (the “Initial Period”). The Strategic Consulting phase is anticipated to launch on January 1, 2020 and will run for three (3) months through March, 2020. The timeline for the project is represented in Exhibit A below:

Exhibit A – Project Timeline (2020)

	Jan. 1 – Jan. 31	Feb. 1 – Feb. 29	Mar. 1 – Mar. 31
Strategic Consulting	X	X	X

In the event that Client wants to extend Consultant’s Strategic Advisory phase or add additional scope to the Engagement, the term shall be extended on a month-to-month basis for additional fees as may be agreed to by the parties in writing in advance.

Cash Fees:

The fees for the Strategic Consulting phase outlined in this SOW are $25,000.

Product / Service	# of Months	Monthly Rate	Fees
Strategic Consulting	3	$8,333	$25,000

Total			$25,000

Invoicing:

Client agrees to pay Consultant $25,000 on the Effective Date.

General: If Client does not timely pay any amounts due hereunder (including without limitation the issuance of any equity required pursuant to the following section), Consultant may suspend the Services or terminate this Agreement.

All payments to be made to Consultant hereunder are non-refundable. The Client’s obligation to pay any fee or expense set forth herein shall be absolute and unconditional and shall not be subject to reduction by way of setoff, recoupment or counterclaim.

Form of Payments:

All cash payments to be made hereunder shall be made by wire transfer of immediately available U.S. funds to an account designated by Consultant.

SOW Term and Termination; Survival; Indemnification:

This SOW will expire at the conclusion of the Engagement unless the parties agree in writing to extend the term.

Either party may terminate this SOW at any time, without cause or penalty, upon at least fifteen (15) business days’ written notice to the other party. In the event Client terminates this SOW or if Consultant terminates this SOW for Client’s non-cooperation with the Engagement or material breach after having been given at least 10 days to cure, then Consultant shall be entitled to retain all sums previously paid under this SOW. In the event Consultant terminates this SOW other than for Client’s non-cooperation or material breach, the Consultant shall be entitled to retain a pro-rated portion of its Strategic Consulting fees.

Notwithstanding any expiration or termination of this SOW, any obligations of a party which by their nature are contemplated to occur after the conclusion of the Engagement shall survive the expiration or termination of this SOW. Such obligations include, without limitation, limitations of liability, indemnification obligations, and payment owed to Consultant.

The parties hereto have caused this SOW to be executed as of the date first written above:

TROJAN HORSE MEDIA GROUP, LLC		ISSUANCE, INC.

By:	/s/ Todd Goldberg	By:	/s/ Darren Marble
Name:	Todd Goldberg	Name:	Darren Marble
Title:	CEO	Title:	CEO